New provocative artist

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Hello Rebecca,

Sending over access to our debut offering from the world-renowned contemporary British artist Tracey Emin.

Don't know who she is yet? The NYT called her overall career "volcanically successful" in a piece last year, and Queen Elizabeth II actually awarded her the prestigious CBE title in 2013! (That's the same award Stephen Hawking was given.)

We're excited about this one for a few reasons:

- Two of her top three auction records were achieved in 2022 and 2023.
- Just this week (May 2024) she sold a similar work ($914k!) at Sotheby's marquee auction.
- Selected similar works* have appreciated at an annualized rate of 18.2% ('05-'22).
- Emin is famous for her "blunt sexual themes," according to the New Yorker (ours is one of her tamer works).

Check out our provocative artist Emin here and view the Offering Circular below.

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here at sec.gov.

Masterworks is providing this communication to you as a user of its platform and as agent for its issuer entities. Content is not intended to provide legal, tax, or investment advice and is not a communication of Masterworks Advisers. Masterworks and Masterworks Advisers operate as separate legal entities and provide materially different services.

Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the Securities and Exchange Commission ("SEC"). As such, no offer consideration can be solicited or accepted and any such offers may be withdrawn or revoked, without obligation, at any time before notice of SEC qualification. An indication of interest involves no obligation. You must read the offering documents filed with the SEC and Important Disclosures before investing.

Mention of unaffiliated collectors or public figures is not an endorsement of Masterworks or any Masterworks security.

Art sales price data is comparative only. Past auction sector results are not indicative of future Masterworks Offering performance. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses.

* Selected similar sales provide an estimate of the historical appreciation rate of the specific artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar works selected will include all works by the same artist believed to have features and characteristics that are similar to the subject artwork, which may include size, medium, color, composition elements, period of creation and other features. The applicable time period for which we calculate Selected Similar Sale Appreciation is from the earliest date that an artwork by the artist was sold at public auction until the most recent date prior to the qualification of an applicable offering that the Masterworks public sale database has been updated. Although the artworks selected for inclusion in the set of similar works have similar characteristics to the subject artwork, each individual artwork is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that our estimate of the historical appreciation rate of an artwork is correct or predictive of future value.

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.